

March 28, 2011

Mr. Daniel Dror
CEO, President, and Chairman
American International Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565

> **Re:** **American International Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 1-33640**

Dear Mr. Dror:

We have read your supplemental response letter dated March 24, 2011, and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Notes to the Consolidated Financial Statements, page 34

Note 14 – Property Dividend Distribution Gain, page 46

1. We note your response to our prior comment 1 and your proposed amendment to your Form 10-K for the year ended December 31, 2009. In light of your proposed restatement, please tell us how you determined that there was not a material weakness in internal control over financial reporting and/or disclosure controls and procedures as of December 31, 2009. In your response, please describe the controls in place as of December 31, 2009 and the procedures you followed that relate to the accounting for and disclosure of the distribution of stock of Hammonds Industries, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief